UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-40398

HIVE Digital Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 128, 7900 Callaghan Road

San Antonio, Texas 78229 United States of America

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXHIBIT INDEX

99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023
99.2	Management's Discussion and Analysis for the three and nine months ended December 31, 2024 and 2023
99.3	Form 52-109F2 Certification of Interim Filings (CEO) dated February 11, 2025
99.4	Form 52-109F2 Certification of Interim Filings (CFO) dated February 11, 2025
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

HIVE DIGITAL TECHNOLOGIES LTD.

By: /s/ Darcy Daubaras

Name: Darcy Daubaras
Title: Chief Financial Officer

Date: February 11, 2025